INNOVATIVE MEDICINES for debilitating diseases Corporate Presentation April 2024 1 Issuer Free Writing Prospectus Filed pursuant to Rule 433 Registration Number 333 - 277822

Disclaimer This presentation and the accompanying oral presentation shall not constitute an offer to sell or the solicitation of an offe r t o buy any securities in any state or jurisdiction where such offer, solicitation or sale would be unlawful, nor shall there be any sale of these securities in any state or jurisdiction i n w hich such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Recipients of this presentation sh oul d carefully review the Company’s Registration Statement on Form S - 1, including the risk factors contained therein, before making any investment decision. Forward Looking Statements Some of the statements we use in this presentation contain certain forward - looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. You can identify some of these forward - looking statements by words or phrases, such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “design,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “pos iti oned,” “potential,” “predict,” “seek,” “should,” “target,” “will,” “would” or other similar expressions. We have based these forward - looking statements largely on our current expectations and pro jections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward - looking statements include statements relating to the timing, progress and results of preclinical studies and clin ical trials for our product candidates, including our product development plans and strategies; the timing, scope and likelihood of regulatory filings and approvals, including opp ort unities to use expedited regulatory pathways and final regulatory approval of our product candidates; the potential benefits and market opportunity for our product candidates; expe cta tions regarding the size, scope and design of clinical trials; our plans and strategy with respect to our drug development efforts; our manufacturing, commercialization, and market ing plans and strategies; our plans to hire additional personnel and our ability to attract and retain such personnel; our estimates of the number of patients who suffer from the d ise ases we are targeting and potential growth in our target markets; our expectations regarding the approval and use of our product candidates; our competitive position and the developm ent and impact of competing therapies that are or may become available; expectations and strategies for entering into potential collaborations and additional licensing agreements; ou r intellectual property position, including the scope of protection we are able to establish and maintain for intellectual property rights covering product candidates we may develop, in cluding the extensions of existing patent terms where available, the validity of intellectual property rights held by third parties, and our ability not to infringe, misappropriat e o r otherwise violate any third - party intellectual property rights; the rate and degree of market acceptance and clinical utility of product candidates we may develop; our estimates regarding expen ses , future revenue, capital requirements and needs for additional financing; our future financial performance; the period over which we estimate our existing cash on hand will be s uff icient to fund our future operating expenses and capital expenditure requirements; the impact of laws and regulations; pandemics, epidemics, and other major world crises; and our ant ici pated use of the net proceeds from our initial public offering, as well as other factors included in the “Risk Factors” in our Registration Statement on Form S - 1, as amended (File No . 333 - 277822) (the “Registration Statement”) filed with the Securities and Exchange Commission (the “SEC”), which is available at https://www.sec.gov. The forward - looking statements made in this presentation relate only to events or information as of the date on which the statem ents are made. Except as required by law, we undertake no obligation to update or revise publicly any forward - looking statements, whether as a result of new information, fut ure events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events This presentation also contains market data related to our business and industry, including projections that are based on a n umb er of assumptions. If these assumptions turn out to be incorrect, our actual results may differ materially from the projections based on these assumptions. As a result, the market for our product candidates may not grow at the rates projected by these data, or at all. 2

Free Writing Prospectus Legal Disclaimer 3 This presentation highlights basic information about us and the proposed offering. Because it is a summary, it does not conta in all of the information that you should consider before investing. We have filed the Registration Statement with the SEC for the offering to which this presentation relates. The Registration Statement has not yet become effective. Before you invest, you should read the prelimi nar y prospectus in the Registration Statement (including the risk factors described therein) and other documents we have filed with the SEC i n t heir entirety for more complete information about us and the offering. You may access these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov. Alternatively, we or any und erwriter participating in the offering will arrange to send you the prospectus if you contact ThinkEquity, Prospectus Department, 17 S tat e Street, 41st Floor, New York, New York 10004, telephone: (877) 436 - 3673. This presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, nor will there be any sale o f t hese securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualific ati on under the securities laws of such state or jurisdiction. The offering will only be made by means of Registration Statement of which the preliminar y p rospectus forms a part, after the Registration Statement becomes effective.

4 Offering Summary Issuer Lirum Therapeutics, Inc. Proposed Listing / Symbol Nasdaq / LRTX Shares Offered 2,270,000 shares of common stock, par value $0.001 (“common stock”) Expected Initial Public Offering Price Range $10 - $12 per share of common stock Expected Offering Size Approximately $ 25 million Over - Allotment Option 15% (340,500 shares of common stock) Use of Proceeds • Manufacture of LX - 101 • Clinical trials in oncology • Clinical trials in TED • Research and development • Pipeline expansion • General corporate purposes Representative of the Underwriters ThinkEquity

Investment Highlights

Clinical Stage Biopharmaceutical Company Focused on Treatment of Debilitating Diseases

Veteran team with proven track record

- ✓ Experienced leaders with history of shareholder value creation
- ✓ Multiple approvals and commercial launches

Innovative technology with differentiated MOA

- ✓ Clinical-stage, novel targeted therapy directed to IGF-1R (LX-101)
- ✓ Positive clinical experience in Phase 1a trial

Tremendous commercial opportunity

- ✓ Multiple cancers with well-established IGF-1R pathway involvement
- ✓ Commercially validated in thyroid eye disease (TED) (estimated >$3.5 billion market)

Next Steps/Catalysts

- ➢ **Advance LX-101 in IGF-1R-driven pediatric and adult cancers and TED**
- ➢ **Data presentations at major conferences**
- ➢ **Opportunistically expand pipeline of product candidates**

MOA = mechanism of action

Lirum THERAPEUTICS 5

Lirum Team: Track Record of Approvals & Launches 6 Commercial; oncology; US and EU Commercial; oncology; US and EU Commercial; neurodegenerative; US & EU Commercial; renal; US Ivan Bergstein, MD Chairman Ken Hoberman Director Peter McDonald Chief Executive Officer x Veteran leadership team x Founders and management of Stemline (formerly NASDAQ: STML; now Menarini Stemline via acquisition) x Proven track record of shareholder value creation x IPOs, multiple drug approvals and launches

LX - 101: Novel IGF - 1R Targeted Therapy IGF - 1 Receptor LX - 101 7 Payload IGF - 1 variant Large market opportunity: Wide range of oncologic and autoimmune indications Precision targeting: Optimized IGF - 1 variant enabling precise payload delivery to IGF - 1R+ cells Rational payload: Delivers methotrexate (MTX), a drug used to treat cancer and autoimmune disease (including TED), directly to diseased cells Novel and differentiated: Differentiated mechanism of action (MOA) compared to past and present IGF - 1R targeting agents Positive Clinical Experience: Well - tolerated with single agent activity in Phase 1a trials of advanced, pretreated cancer patients

LX - 101: Similar, in many ways, to ELZONRIS 8 Payload IL - 3 ELZONRIS ( tagraxofusp ) x Breakthrough Therapy Designation x US and EU approvals in BPDCN x Commercial in US and EU Target cell CD123 (IL - 3R) Payload IGF - 1 variant LX - 101 IGF - 1R Target cell Note: FDA approvals for related drugs may not be indicative of what may be required for approval of LX - 101

Lirum Pipeline

LX-101 Program	Indication	Preclinical	Phase 1	Phase 2[1]	Phase 3
Oncology	**Pan-cancer[2]** (IGF-1R$^{low\text{-}high}$)				
	Pediatric (well-established IGF-1R pathway involvement)[3]				
	Adult (well-established IGF-1R pathway involvement)[3]				
Auto-immune[4]	**Thyroid Eye Disease**				

[1]Some indications by virtue of certain factors (e.g., unmet medical need, etc.) could lend themselves to the possibility of pivotal phase 2 studies or other expedited development pathways, although we cannot be assured that LX-101 or any future products will qualify.
[2]This trial, conducted by the licensor with 765IGF-MTX, the former name of LX-101, enrolled patients with multiple cancer types including colorectal, endometrial, pancreatic, breast, basal cell carcinoma, Hodgkin's lymphoma, and others. IGF-1R expression was assessed on patient tumors via immunohistochemical staining and scored based on the proportion of cells that were positive (PS=proportion score; range 0%-100%) and Q score (range 0-7), which is the combination of PS and intensity score (IS).
[3]Cancers with "well-established IGF-1/IGF-1R pathway involvement" include those tumor types with genetic alterations relating to the pathway and/or elevated IGF-1R expression.
[4]Reviewing opportunities in other autoimmune diseases including rheumatoid arthritis, Graves' disease, Cushing's syndrome, lupus, Crohn's disease, and others.

Lirum THERAPEUTICS 9

Lirum Pipeline


LX-101 Program
Indication
Preclinical
Phase 1
Phase 2[1]
Phase 3
Oncology
Pan-cancer[2]
(IGF-1R low-high)
Pediatric
(well-established IGF-1R pathway involvement)[3]
Phase 1b/2
Adult
(well-established IGF-1R pathway involvement)[3]
Phase 1b/2
Auto-immune[4]
Thyroid Eye Disease
Phase 1
Phase 2 expansion

[1]Some indications by virtue of certain factors (e.g., unmet medical need, etc.) could lend themselves to the possibility of pivotal phase 2 studies or other expedited development pathways, although we cannot be assured that LX-101 or any future products will qualify.
[2]This trial, conducted by the licensor with 765IGF-MTX, the former name of LX-101, enrolled patients with multiple cancer types including colorectal, endometrial, pancreatic, breast, basal cell carcinoma, Hodgkin's lymphoma, and others. IGF-1R expression was assessed on patient tumors via immunohistochemical staining and scored based on the proportion of cells that were positive (PS=proportion score; range 0%-100%) and Q score (range 0-7), which is the combination of PS and intensity score (IS).
[3]Cancers with "well-established IGF-1/IGF-1R pathway involvement" include those tumor types with genetic alterations relating to the pathway and/or elevated IGF-1R expression.
[4]Reviewing opportunities in other autoimmune diseases including rheumatoid arthritis, Graves' disease, Cushing's syndrome, lupus, Crohn's disease, and others.

Lirum THERAPEUTICS

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LX - 101 Oncology 11

IGF - 1 / IGF - 1R in Cancer • Past IGF - 1R targeting approaches had evidence of clinical activity, but fell short of approval • Consisted of naked monoclonal antibodies and small molecules (i.e., non - payload bearing) • Cancer cells may utilize many escape mechanisms , including redundant pathways, to work - around blockade of IGF - 1R signaling 12 IGF - 1 / IGF - 1R pathway involvement is well - established in a wide variety of cancers LX - 101 is designed to address these issues by: x Delivering a cytotoxic payload to overcome redundant signaling x Focusing on cancer types with well - established ties to the IGF - 1 / IGF - 1R pathway

IGF Signaling in Cancer – Redundant Pathways 1 13 1 Figure on the IGF signaling pathway adapted from Scotlandi , ASCO 2012 Malignancy IGF - 1R IR - B IGF - 2R IGF - 1R/IR IR - A IGF - 1 Insulin IGF - 2 ↑ Survival ↑ Proliferation ↑ Migration ↑ Invasion ↑ Metastasis Clinical manifestation IGF Signaling Tumor promotion

IGF - 1R Directed Therapy: Historical Approach 1 14 Historical approach • Blockade/Inhibition of IGF - 1R • But redundant pathways may continue to signal, enable cell escape, and act as disease effectors » Leaves room for improvement Cell escape IGF - 1R IR - B IGF - 2R IGF - 1R/IR IR - A Redundant pathway signaling 1 Figure on the IGF signaling pathway adapted from Scotlandi , ASCO 2012

IGF - 1R Directed Therapy: Lirum Approach 15 IGF - 1R IR - B IGF - 2R IGF - 1R/IR IR - A Lirum approach • LX - 101 delivers payload directed to IGF - 1R+ cells • Cytotoxicity prevents redundant pathway escape mechanisms » More definitive approach No escape

LX-101: Positive Clinical Experience[1]

Clinically tested

- 19 patients with advanced, pre-treated cancers in Phase 1a trials[2]
- Some IGF-1R expression[3] (IGF-$1R^{low-high}$)

Favorable safety experience

- Well-tolerated
  - Most common adverse events (AE): chills/rigors, hypoglycemia, nausea and vomiting
    - Including, grade 2: peripheral neuropathy (n=1); grade 3 (on an event basis): abdominal pain (n=6), back pain (n=1), bradycardia (n=1), hypoglycemia (n=1), hypertension (n=1), hypotension (n=1), syncope (n=1), lymphopenia (n=1), anemia (n=1); grade 4: hypotension (n=1)
  - Low rate of treatment-related hyperglycemia (a known class side effect of IGF-1R inhibition that is potentially treatment-limiting)
- No DLT or MTD reached → Further dose escalation and schedule optimization

Clinical activity

- 1 PR (at highest dose tested)
- 1 bone marrow CR, 4 stable diseases (including 1 pathologic CR) (at lower doses)

IGF-1R Expression

- All enrolled and evaluated patients (n=17/19) had some degree of IGF-1R expression (IGF-$1R^{low-high}$)[2]
  - 4/17 (24%) were "High IGF-1R Expressers" (IGF-$1R^{high}$)[4]; 3/4 evaluable for disease control
  - 2/3 (67%) achieved disease control, including 1/1 (100%) at highest dose tested

[1] Source: Venepalli et al., Am J Clin Oncol, 2019; Alkhateeb et al., Anticancer Res, 2020; Investigator Brochure, April 25, 2017
[2] This includes two patients who were dose escalated due to disease stability lasting greater than two cycles. Additionally, two patients were treated in a separate trial at the 0.20 uEq/kg dose.
[3] IGF-1R expression ≥ 10% IGF-1R by IHC or ≥ 0.1% by flow cytometry.
[4] We considered "high IGF-1R expressers" (IGF-$1R^{high}$) as patients whose tumors had a very high Q score (>=6) with IGF-1R expression ≥ 90%.
DLT = dose limiting toxicity; MTD = maximum tolerated dose; PR = partial response; CR = complete response.

Lirum THERAPEUTICS

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LX - 101: Trend Toward Dose/Benefit PR = partial response; BMCR = bone marrow complete response; SD = stable disease 17 Dose ( uEq /kg) n (evaluable) Disease Control 2.5 - 1.6 - 0.80 7 (4) • PR 0.40 3 (3) • SD 0.20 9 (7) • BMCR • SD (with pathologic CR) • SD • SD + 0.1 1 (1) 0.05 1 (1) + Dose/Benefit Trend Not yet dosed

High IGF - 1R Expressers Appear Sensitive to LX - 101 1 1 Source: Venepalli et al., Am J Clin Oncol, 2019; Alkhateeb et al., Anticancer Res, 2020; Investigator Brochure, April 25, 2017 2 IGF - 1R expression was assessed on patient tumors via immunohistochemical staining and scored as intensity score (IS, 0 = no stai n, 1 = weak stain, 2 = intermediate stain, 3 = strong stain) and proportion score based on % of cells with IGF - 1R positivity (PS, 0% - 9% = 0, 10% - 24% = 1, 25% - 49% = 2, 50% - 74% = 3, 75% - 100% = 4) combined to create a Q score (range 0 - 7). We considered “high IGF - 1R expressers” (IGF - 1R high ) as patients whose tumors had a very high Q score (≥ 6) with IGF - 1R expression ≥ 90%. 18 Dose ( uEq /kg) n (evaluable) Disease Control High IGF - 1R Expressers 2 (n=3 evaluable) 2.5 - 1.6 - 0.80 7 (4) • PR + 0.40 3 (3) • SD 0.20 9 (7) • BMCR • SD (with pathologic CR) • SD • SD 0.1 1 (1) 0.05 1 (1) 67% (2/3) Disease Control Rate at all evaluable doses tested 100% (1/1) Disease Control Rate at highest dose tested +

LX-101: Potential Areas of Clinical Development

✓Strong Scientific Rationale ✓Potential for expedited regulatory pathways ✓Compelling commercial opportunities

Cancer Type	Epigenetic and Genetic Alterations	
Ewing's sarcoma	IGF-1R and poor outcomes	EWSR1-FLI1
Rhabdomyosarcoma	IGF-1R and short survival	PAX3/7-FKHR/FOXO1
GIST	High IGF-1R in peds (WT)	NBF1-IGF1R
Synovial Sarcoma	IGF-1R and more aggressive	SYT-SSX1/2
Neuroblastoma	IGF-1R and poor outcome	
Osteosarcoma	IGF-1R and poor prognosis	
Wilms Tumor	IGF-1R and poor outcome	IGF-1R gene amplification
DSRCT	IGF-1R and upregulation	EWSR1-WT1
Adrenocortical carcinoma	IGF-2 overexpression	
Adenoid cystic carcinoma	IGF-2 overexpression	MYB-NF1B
H&N cancer, HPV(-)	IGF-1R and poor outcome	
Bladder cancer, invasive	IGF-1R and higher mortality	
Breast cancer, triple negative	IGF-1R and short survival	
Many cancer type subsets, including lung, breast, colorectal, prostate, ovarian, gastric, esophageal, etc.	IGF-1R and over-expression and poor outcome features	

US Incidence


Group 1
~4,500+
(range:
~125 to ~1,500)
Group 2
>40,000
(range: ~5,500 to >25,000)
Group 3
Additional upside

Lirum THERAPEUTICS

GIST – Gastrointestinal stromal tumor; DSRCT – Desmoplastic small round cell tumor; H&N cancer HPV(-) – head and neck cancer not associated with human papillomavirus

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LX - 101: Broad Activity in IGF - 1 / IGF - 1R Prominent Pediatric Tumor Types 1 Ewing’s sarcoma (RD-ES cell line) Rhabdomyosarcoma (SJCRH30 cell line) Head and neck cancer (FaDucell line) Triple negative breast cancer (BT-20 cell line) LX-101 concentration (nM) LX-101 concentration (nM) LX-101 concentration (nM) LX-101 concentration (nM) 1.25 12.5 125 1250 12500 1.25 12.5 125 1250 12500 1.25 12.5 125 1250 12500 1.25 12.5 125 1250 12500 IC 50 = 10 nM IC 50 = 23 nM IC 50 = 9 nM IC 50 = 17 nM LX - 101: Activity in Select Pediatric Cancers 20 Osteosarcoma (143B cell line) Neuroblastoma (IMR - 32 cell line) 1 Source: Presentation CTOS 2023 Annual Meeting; Lirum data on file Population Indication Cell lines Absolute IC 50 (nM IGF) 2 Reference Breast MCF7 35 Pediatric Ewing’s sarcoma RD - ES CADO - ES1 A673 SK - ES - 1 10 14 14 29 Adrenocortical carcinoma SW - 13 NCI - H295R 9 >2500 Rhabdomyosarcoma SJCRH30 (alveolar) TE 441.T (embryonal) 23 >2500 Osteosarcoma 143B HOS U2OS Saos - 2 6 7 32 >2500 Synovial sarcoma SW - 982 >2500 Neuroblastoma SK - N - AS IMR - 32 SH - SY5Y 16 20 30 IC 50 = 6 nM IC 50 = 20 nM

LX - 101: Broad Activity in IGF - 1 / IGF - 1R Prominent Adult Tumor Types 1 Ewing’s sarcoma (RD-ES cell line) Rhabdomyosarcoma (SJCRH30 cell line) Head and neck cancer (FaDucell line) Triple negative breast cancer (BT-20 cell line) LX-101 concentration (nM) LX-101 concentration (nM) LX-101 concentration (nM) LX-101 concentration (nM) 1.25 12.5 125 1250 12500 1.25 12.5 125 1250 12500 1.25 12.5 125 1250 12500 1.25 12.5 125 1250 12500 IC 50 = 10 nM IC 50 = 23 nM IC 50 = 9 nM IC 50 = 17 nM 21 1 Source: Presentation 7th Cancer World Conf; Lirum data on file Bladder Cancer (5637 cell line) IC 50 = 4 nM Population Indication Cell lines Absolute IC 50 (nM IGF) 2 Reference Breast MCF7 35 Adult Head and neck cancer (HPV - ) FaDu (pharyngeal) SCC25 (tongue) 9 >2500 Triple negative breast cancer BT - 20 HCC1143 17 >2500 Bladder cancer 5637 T24 4 61 LX - 101: Activity in Select Adult Cancers

LX - 101: Highlights in Oncology 22 Summary/Key Points x Next generation IGF - 1R - targeted therapy x Leverage positive clinical experience x Identified novel indications with attractive regulatory paths and commercial opportunities Initiate Phase 1b/2 trials in IGF - 1R prominent pediatric and adult cancers Generate potential value - creating clinical data in one or more indications Regularly present data updates at major medical conferences Registration - directed expansion cohorts in one or more indications Key Value - Creating Milestones for Oncology in the Next 12 - 18 Months

LX - 101 Thyroid Eye Disease 23

Thyroid Eye Disease (TED): Overview

The Condition[1]

- TED is an autoimmune disease characterized by progressive inflammation and damage to tissues around the eyes
- Acute/active (1-3 years) and chronic (>3 years) phases
- Symptoms range from mild to severe (including possible vision loss), and repeated exacerbations can occur


Periorbital
edema


Proptosis
(bulging eye)
Upper and
lower eyelid
retraction


Strabismus
(eye misalignment)

The Opportunity[2]

Incidence / Prevalence

- Acute phase: ~20-25K/year U.S. incidence
- Chronic phase: >70K/year U.S. prevalence

Large Market

- Tepezza®, FDA approved naked mAb to IGF-1R
- ~$2B in sales in '22 (3rd year on market)
- Over $3.5B estimated global market

Novel Approach

- Numerous opportunities for a novel, differentiated approach to penetrate this expanding and segmented market

Lirum THERAPEUTICS

[1]Mohyi et al., J Mol Endocrinol, 2018; Verity et al., Eye (Lond), 2013; McAlinden Eye Vis (Lond), 2014
[2]Horizon Therapeutics earnings releases and company reports

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TED Pathogenesis[1]

Autoimmune process	Overproduction of molecular and cellular factors	Extraocular muscle enlargement and orbital expansion



T cell
B cell
IGF-1R
IGF-1R
IGF-1R
TSHR
Orbital fibroblast



Hyaluronan synthesis
Differentiation
(adipocytes, myofibroblasts)
Inflammatory cytokines



Enlarged Muscle
Expanded Orbital
Tissue and Fat

Proptosis, increased orbital pressure, congestion, periorbital edema, and other, sometimes sight-threatening, symptoms

TSHR = thyroid-stimulating hormone receptor

[1]Figures adapted from Ugradar et al., Eye (Lond), 2021; Iyer et al., Best Pract Res Clin Endocrinol Metab, 2012, Krieger et al., Pharmacol Ther, 2020

Lirum THERAPEUTICS 25

26 26 B cell IGF - 1R TSHR IGF - 1R T cell Orbital fibroblast TED Treatment: Historical and Current Approaches 1 Historical and Current Approaches include • Blockade/Inhibition of IGF - 1R • Effective, but may lack potency and other redundant pathways may continue to signal and act as disease effectors » Thus, this approach may have limitations and leave room for improvement mAbs IGF - 1R TSHR = thyroid - stimulating hormone receptor 1 Figures adapted from Ugradar et al., Eye (Lond), 2021; Iyer et al., Best Pract Res Clin Endocrinol Metab , 2012, Krieger et al., Pharmacol Ther , 2020

27 TSHR = thyroid - stimulating hormone receptor 27 B cell IGF - 1R TSHR IGF - 1R T cell Orbital fibroblast TED Treatment: Lirum Approach Lirum Approach • LX - 101 delivers a payload directly to IGF - 1R+ cells, • Payload designed to add potency to signal blockade, while also eliminating escape via pathway redundancy » This differentiated MOA may provide a more definitive and/or complementary approach to treating various segments of acute and chronic TED Payload IGF - 1 variant IGF - 1R

Horizon: Acquired by Amgen for $27.8B • Horizon Therapeutics acquired by Amgen for $27.8 billion • Tepezza ® annual sales • 2021: $1.7B • 2022: ~$2.0B • Significant and growing global market for TED is estimated to be greater than $3.5B • TED market is segmented and includes acute, chronic, recurrent, residual, refractory, less severe, tolerability issues 28 x Tepezza ® , approved for TED, key growth driver for Horizon x TED is estimated to be a multi - billion - dollar market opportunity with significant growth potential » Offers multiple opportunities for market entry and expedited development for new entrants, and especially ones with differentiated MOAs like LX - 101 which may also complement and/or offer advantages over current approaches Source: Horizon SEC filings and analyst estimates

LX - 101: Highlights in TED 29 Summary/Key Points • Novel and differentiated approach to commercially validated target • Clinical experience with well - tolerated safety profile • Commercially attractive market opportunity • >$3.5B globally • Segmented with multiple entry opportunities for LX - 101 Initiate clinical trials in multiple TED segments Generate and present data at major medical conferences Demonstrate value - creating data in one or more segments Advance to registration - directed stage in one or more areas of TED Key Value - Creating Milestones for TED in the Next 12 - 18 Months

Capitalization Table and Selected Balance Sheet Capitalization Table Pro Forma Pre - Offering Common Shares 7,000,000 Warrants (WAEP: $5.73) 110,021 Fully Diluted Shares Outstanding 7,110,021 Balance Sheet As of December 31, 2023 Cash $4,008,999 Total Assets 4,569,374 Total Liabilities 2,179,757 Total Liabilities and Stockholders’ Equity 4,569,374 30

Key Take Aways 31 Innovative technology with differentiated MOA x Positive clinical experience x Differentiated profile compared to other IGF - 1R targeted approaches x Tremendous commercial opportunity in oncology and autoimmune diseases Lead by a veteran team with strong track record of success x History of shareholder value creation x Multiple approvals and commercial launches Next Steps » Advance LX - 101 into IGF - 1R - driven pediatric and adult cancers and TED » Continue to opportunistically expand pipeline • Initiate clinical trials focused on cancer types of high interest • Initiate clinical trials in multiple TED segments • Demonstrate value - creating data in oncology and TED • Present updates at major medical conferences Advance to registration - directed efforts • In one or more oncology indications • In one or more TED patient segments Multiple Near Term Key Value - Creating Milestones in the Next 12 - 18 Months

INNOVATIVE MEDICINES for debilitating diseases Corporate Presentation April 2024 32